Announcement to the Market

Disclosure of results for the first quarter of 2012, according to International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP1 and in International Financial Reporting Standards - IFRS.

The complete consolidated financial statements under IFRS for the first quarter of 2012 are available at our website: www.itau-unibanco.com/ir.

Comparison between BRGAAP1 and IFRS	R$ million
Balance Sheet	BRGAAP	Adjustments and Reclassifications2	IFRS	BRGAAP	Adjustments and Reclassifications2	IFRS
	Mar/31/2012			Dec/31/2011

Total Assets	896,842	(69,219)	827,623	851,331	(33,195)	818,136
Cash and Cash Equivalents, Reserve Requirements, Interbank Deposits, Securities Under Repurchase Agreements, Financial Assets and Derivatives	432,872	(12,475)	420,397	412,648	(2,414)	410,234
Loan Operations	347,369	908	348,277	345,483	781	346,264
(-) Allowance for Loan Losses3	(25,952)	1,867	(24,085)	(25,772)	1,899	(23,873)
Other Financial Assets4	87,502	(49,108)	38,394	66,502	(26,248)	40,254
Tax Assets5	32,128	(6,720)	25,408	32,409	(6,321)	26,088
Investments in non consolidated Companies, Fixed and Intangible Assets, Assets Held for Sale and Other Assets	22,923	(3,691)	19,232	20,061	(892)	19,169

Current Liabilities and Long Term Liabilities	822,454	(70,985)	751,469	778,243	(35,443)	742,800
Deposits	231,345	-	231,345	242,636	-	242,636
Deposits Received Under Securities Repurchase Agreements	212,668	(12,864)	199,804	188,819	(3,406)	185,413
Financial Liabilities Held for Trading, Derivatives,	154,015	1,088	155,103	153,941	926	154,867
Interbank and Institutional funding
Other Financial Liabilities4	91,954	(49,093)	42,861	70,681	(26,562)	44,119
Reserves for Insurance, Private Pension and Capitalization	77,830	-	77,830	73,754	(12)	73,742
Provisions and Other Liabilities	42,828	(3,648)	39,180	34,661	(46)	34,615
Tax Liabilities5	11,814	(6,468)	5,346	13,751	(6,343)	7,408

Total Stockholders’ Equity	74,388	1,766	76,154	73,088	2,248	75,336
Minority Stockholders’ Equity	1,904	(716)	1,188	1,741	(346)	1,395
Controlling Stockholders’ Equity	72,484	2,482	74,966	71,347	2,594	73,941

1 BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to regulation of the Brazilian Central Bank;
2 Resulted from reclassifications between assets and liabilities and other effects from IFRS adoption;
3 Implementation of the criteria for calculating the Allowance for Loan Losses as defined in IFRS model;
4 Difference in accounting, mainly for Foreign Exchange Portfolio, which started to be considered as a net effect of Assets and Liabilities;
5 Difference in accounting, mainly for deferred taxes, which are now treated as a net effect of Assets and Liabilities in each of the consolidated companies.

Itaú Unibanco Holding S.A.

Below, the reconciliation of net income and equity, and the conceptual description of the major adjustments.

Reconciliation	R$million
Adjustments	Equity	Net Income
	Mar/31/12	1st Q/12	4th Q/11	1st Q/11
BRGAAP - Values Attributable to Controlling Stockholders	72,484	3,426	3,681	3,530
(a) Allowance for Loan Losses	1,867	(32)	(97)	271
(b) Recognition of total deferred tax assets	860	(142)	(163)	(185)
(c) Adjustment to market value of shares and quotas	492	(6)	2	-
(d) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	854	(9)	(8)	(9)
(e) Conversion of subsidiaries and unconsolidated companies abroad	-	29	34	(47)
(f) Effective interest rate	(688)	36	319	(12)
Other adjustments	86	(26)	6	37
Income tax and social contribution on Net Income	(989)	10	(123)	(113)
IFRS - Values Attributable to Controlling Stockholders	74,966	3,285	3,651	3,472
IFRS - Values Attributable to Minority Stockholders	1,188	194	236	156
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	76,154	3,479	3,887	3,628

Differences between IFRS and BRGAAP Financial Statements

(a)  On IFRS (IAS39), loan losses allowances must be made when there is objective evidence that loan operations have suffered a reduction in its value (impairment). On BRGAAP, the expected loss model is used 6.
(b)  Recognition in the consolidated financial statements on BRGAAPof the tax credit related to the Social Contribution on Net Income at the rate of 15% (IAS12), fully incorporated in the opening balance sheet of 01/01/2010 under IFRS.
(c)  On IFRS (IAS39 and 32), stocks and quotas classified as permanents investments were measured at fair value and its gains and losses were recorded directly on Equity, with no impact on the income statement of the period.
(d)  On IFRS, the effect of accounting at fair value the acquisition of the participation in Porto Seguro Itaú Unibanco Participações S.A. was recognized.
(e)  On the IFRS (IAS21), exchange rate variations of subsidiaries and non consolidated companies abroad, where the functional currency (defined as the currency of the primary economic environment on which each entity operates) differs from the Real, started to be recorded directly on Equity with no impact on the income statement of the period.
(f)  On the IFRS (IAS39), the assets and financial liabilities measured at amortized cost are recognized according to the methodology of effective interest rate, which appropriates the revenues and costs directly attributed to the acquisition, issue or disposal for the period of operation. In the second half of 2011, we improved the methodology for the recognition of expenses associated with the process of credit granting as well as with the realization period of revenues from registration fees. On the BRGAAP, the recognition of expenses and revenues from fees occurs at the time of contracting these operations.

6 For more details see our Complete Financial Statements for the first quarter of 2012.
For comparison purposes, we present on the table below the net income and the recurring net income according to the IFRS and the BRGAAP.

R$ million
Recurring Net Income	1st Q/12
	BRGAAP	IFRS	Variation
Net Income – Attributable to Controlling Stockholders	3,426	3,285	(141)
Exclusion of the Non-Recurring Events7	118	107	(11)
Market Value Adjustment – BR	55	50	(5)
Provision for Contingencies – Economic Plans	63	57	(6)
Recurring Net Income – Attributable to Controlling Stockholders	3,544	3,392	(152)

7 The difference between BRGAAP and IFRS results from the fact that, on IFRS, the Social Contribution on Net Income (CSLL) is not compensated by the tax credits generated by the increase in the CSLL rate from 9% to the current 15%.

The tables in this report show the figures in millions. Variations and summations, however, are calculated in units.

São Paulo, May 3, 2012.
Alfredo Egydio Setubal
Investor Relations Officer

Itaú Unibanco Holding S.A.